UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	May 19, 2026

BANK FIRST CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	001-38676	39-1435359
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

402 North 8th Street, Manitowoc, WI	54220
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(920) 652-3100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BFC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement

On May 19, 2026, Bank First Corporation, a Wisconsin corporation (“BFC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PSB Holdings, Inc., a Wisconsin corporation (“PSB”), whereby PSB will be merged with and into BFC (the “Merger”). Pursuant to entering into the Merger Agreement, BFC’s wholly-owned subsidiary bank, Bank First, N.A. (“Bank First”), and PSB’s wholly-owned subsidiary bank, Peoples State Bank (“Peoples State Bank”), will enter into a Bank Plan of Merger and Merger Agreement whereby Peoples State Bank will be merged with and into Bank First immediately following the merger of PSB with and into BFC with Bank First continuing as the surviving bank.

The Merger Agreement has been unanimously approved by the boards of directors of BFC and PSB. The transaction is expected to close in the fourth quarter of 2026, subject to customary closing conditions discussed below.

Merger Consideration. Pursuant to the Merger Agreement, each outstanding share of PSB common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.3470 shares of common stock of BFC. Notwithstanding the foregoing, the aggregate merger consideration is subject to a downward adjustment if PSB’s tangible book value (as calculated per the Merger Agreement) is less than $122,837,000 at the effective time of the Merger. Each outstanding share of BFC’s common stock shall remain outstanding and unaffected by the Merger. In addition, each outstanding share of PSB preferred stock will be converted into the right to receive consideration pursuant to a preferred stock transaction to be entered into prior to, and effective as of, the closing, pursuant to which BFC intends to enter into binding agreements to purchase all outstanding shares of PSB preferred stock from the holders thereof. If BFC does not enter into such agreements with all holders of PSB preferred stock, then each outstanding share of PSB preferred stock will instead be converted into the right to receive one share of a newly designated series of preferred stock of BFC having rights, preferences and privileges that, taken as a whole, are substantially comparable to, and not materially less favorable than, those of the PSB preferred stock immediately prior to the effective time.

Representations and Warranties. The Merger Agreement contains usual and customary representations and warranties that BFC and PSB made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between BFC and PSB and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating certain terms. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between BFC and PSB rather than establishing matters of fact. For the foregoing reasons, no one should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information regarding BFC or PSB at the time they were made or otherwise. The representations and warranties of the parties will not survive the closing.

Covenants; No Solicitation. Each party also has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger. Additionally, PSB has agreed (i) not to initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of any acquisition proposal or, subject to certain exceptions, participate in discussions or negotiations regarding, or furnish any non-public information relating to, any acquisition proposal and (ii) subject to certain exceptions, not to withdraw or modify, in a manner adverse to BFC, the recommendation of the PSB board of directors that PSB’s shareholders approve the Merger Agreement and the Merger. In the event that PSB receives an acquisition proposal that the PSB board of directors determines is superior to the Merger, BFC will have an opportunity to match the terms of such proposal, subject to certain requirements.

Conditions to Closing. Consummation of the Merger is subject to various customary conditions, including, among others, (i) approval of the Merger Agreement and the Merger by shareholders of PSB; (ii) the shares of BFC common stock to be issued in the Merger having been approved for listing on the National Market System of The Nasdaq Stock Market (“NASDAQ”); (iii) the receipt of certain regulatory approvals; (iv) no injunctions or other legal restraints preventing the consummation of the Merger; (v) the U.S. Securities and Exchange Commission (“SEC”) having declared effective BFC’s registration statement covering the issuance of shares of BFC’s common stock, and, if necessary, the new series of BFC preferred stock, in the Merger; (vi) the receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; (vii) the accuracy of representations and warranties of the parties and compliance by the parties with their respective covenants and obligations under the Merger Agreement (subject to customary materiality qualifiers); and (viii) the absence of a material adverse effect with respect to PSB (and, in certain respects, BFC), as specified in the Merger Agreement.

Termination. The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties, (ii) by either party if any regulatory approval required for consummation of the transactions contemplated by the Merger Agreement has been denied by final non-appealable action by the relevant governmental authority or an application for such approval has been permanently withdrawn at the request of a governmental authority, (iii) by either party if the approval of the shareholders of PSB is not obtained, (iv) by either party in the event of a material breach by the other party of any representation, warranty or covenant contained in the Merger Agreement and such breach is not cured within the earlier of thirty days or two days prior to the expiration of the Merger Agreement, (v) by either party if the Merger is not consummated on or before December 4, 2026 (subject to extension to February 19, 2027), (vi) by BFC if PSB’s board of directors breaches its obligation not to solicit any acquisition proposal, changes its recommendation with respect to the Merger in accordance with the terms of the Merger Agreement, or breaches its obligation to call a special PSB shareholder meeting to vote on the Merger, or (vii) by PSB in order to enter into an agreement to a superior proposal.

PSB also has the right to terminate the Merger Agreement in the event that (A) the price of BFC’s common stock declines by more than 15% from May 18, 2026, and (B) the decline of the price of BFC’s common stock is 15% greater than the change in the price of the NASDAQ Bank Index over the same period of time. In the event that such a decline in the price of BFC’s common stock occurs, BFC shall have the right, but not the obligation, to “fill” the decline by adjusting the merger consideration as further described in the Merger Agreement.

Termination Fee. PSB will pay BFC a termination fee equal to $8,117,163 in the event (i) the Merger Agreement is terminated by BFC because PSB’s board of directors breaches its obligation not to solicit any acquisition proposal, changes its recommendation with respect to the Merger in accordance with the terms of the Merger Agreement, or breaches its obligation to call a special PSB shareholder meeting to vote on the Merger, (ii) PSB terminates this agreement in order to accept a superior proposal, or (iii) the Merger Agreement is terminated (A) by either BFC or PSB because the required PSB shareholder approval is not obtained or (B) the Merger Agreement is terminated by BFC because of PSB’s material breach of representations, warranties or covenants, and, in the case of clause (iii), an acquisition proposal was publicly announced or received prior to termination and PSB enters into or completes such an acquisition transaction within 12 months following such termination (subject to the thresholds specified in the Merger Agreement).

Corporate Governance. Pursuant to the Merger Agreement, BFC will expand its board of directors by one seat to appoint one member of PSB’s board to be selected by BFC in its discretion following the Effective Time and no later than BFC’s 2027 annual meeting of shareholders. If selected, this individual must meet BFC’s director standards, comply with its governance policies, and qualify as an independent director under NASDAQ rules.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement and certain exhibits attached thereto, a copy of which is filed as Exhibit 2.1 attached hereto and incorporated by reference herein. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BFC, its affiliates and their respective businesses, and the information regarding the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of BFC that will include a proxy statement of PSB and a prospectus of BFC and that will be filed with the SEC.

Voting Agreements

In connection with entering into the Merger Agreement, the directors and executive officers of PSB have entered into voting agreements (the “PSB Voting Agreements”), pursuant to which each such director and executive officer agreed to vote his, her or its shares of PSB common stock in favor of approval of the Merger Agreement and the consummation of the transactions contemplated therein and against certain other actions, proposals, transactions or agreements that would be detrimental to the consummation of the Merger. The PSB Voting Agreements generally prohibit the sale or transfer of the shares held by each such shareholder until the earlier of (i) termination of the Merger Agreement or (ii) receipt of the approval of the shareholders of PSB. The PSB Voting Agreements terminate upon the earlier of (i) the consummation of the Merger, (ii) the amendment of the Merger Agreement in any manner that materially and adversely affects any rights of the shareholder, (iii) the termination of the Merger Agreement or (iv) three years from the date of the PSB Voting Agreements.

The foregoing summary of the PSB Voting Agreements is qualified in its entirety by reference to the complete text of such documents, a form of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Director Non-Compete Agreements

In connection with entering into the Merger Agreement, each of the directors of PSB and Peoples State Bank will enter into a Non-Competition and Non-Disclosure Agreement with BFC, which contains provisions related to the non-disclosure of confidential information and trade secrets, non-solicitation of customers with whom such directors had material contact, non-competition within a restricted territory, and non-recruitment of employees.

The foregoing summary of the Non-Competition and Non-Disclosure Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is included as Exhibit C to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Side Letter Agreement

In connection with the Merger Agreement, BFC and PSB entered into a side letter agreement (the “Side Letter Agreement”) pursuant to which, the parties agreed that the closing will not occur until December 4, 2026. In consideration of such agreement, BFC agreed that, if all conditions to closing have been satisfied or waived such that the closing could have occurred prior to such date (such date, the “Default Closing Date”), BFC will be deemed to have waived its right to terminate the Merger Agreement for material breaches of PSB’s representations and warranties occurring after the Default Closing Date, subject to specified exceptions, including breaches resulting in or reasonably expected to result in a material adverse effect and material breaches of PSB’s covenants.

In addition, the Side Letter Agreement provides that, if the closing has not occurred on or before December 4, 2026 (subject to specified conditions), PSB may declare and pay a one-time special dividend of $1.00 per share to holders of its common stock immediately prior to the closing, which will not reduce PSB tangible common book value for purposes of the Merger Agreement. The Side Letter Agreement limits PSB’s ability to declare or pay such dividend by providing that PSB may not do so if the failure to consummate the closing by December 4, 2026 is attributable to PSB, including as a result of PSB’s material breach of any representation, warranty or covenant contained in the Merger Agreement or due to the fault of PSB or its vendors.

The foregoing summary of the Side Letter Agreement is qualified in its entirety by reference to the complete text of the Side Letter Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events

On May 19, 2026, BFC and PSB issued a joint press release announcing the entry into the Merger Agreement. A copy of the joint press release is filed as Exhibit 99.1 attached hereto and incorporated by reference herein.

In connection with the announcement of the Merger Agreement, BFC intends to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on BFC’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of PSB’s business into BFC, (5) the failure to obtain the necessary approval by the shareholders of PSB, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability of the parties to obtain required governmental approvals of the Merger on expected terms or in a timely manner, or at all, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of PSB’s operations into the operations of BFC will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by BFC’s issuance of additional shares of its common stock in the Merger, (13) the successful integration of the recently completed acquisition of Centre 1 Bancorp, Inc., and (14) general competitive, economic, political and market conditions.

Many of these factors are beyond BFC’s and PSB’s ability to control or predict. Other relevant risk factors may be detailed from time to time in BFC’s press releases and filings with the Securities and Exchange Commission (the “SEC”). Consequently, no forward-looking statement can be guaranteed. Neither BFC nor PSB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. For any forward-looking statements made in this news release or any related documents, BFC and PSB claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Merger and Where to Find It

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful. In connection with the proposed transaction, BFC will file with the SEC a registration statement on Form S-4 that will include a proxy statement of PSB, and a prospectus of BFC, as well as other relevant documents concerning the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BFC, PSB AND THE PROPOSED MERGER. The proxy statement/prospectus will be sent to the shareholders of PSB seeking the required shareholder approval. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by BFC through the website maintained by the SEC at www.sec.gov. Documents filed with the SEC by BFC will also be available free of charge on the Shareholder Services page of BFC’s website at https://ir.bankfirst.com/financial-information/regulatory-filings/default.aspx, or by directing a written request to Bank First Corporation, P.O. Box 10, Manitowoc, Wisconsin 54221-0010, Attn: Kelly Dvorak. BFC’s telephone number is (920) 652-3100.

Participants in the Transaction

BFC, PSB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PSB in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BFC and its directors and officers may be found on BFC’s Shareholder Services page at www.bankfirst.com and in BFC’s proxy statement filed with the SEC on April 24, 2026.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated May 19, 2026, by and between Bank First Corporation and PSB Holdings, Inc.
10.1	Side Letter Agreement, dated May 19, 2026, by and between Bank First Corporation and PSB Holdings, Inc.
99.1	Joint Press Release of Bank First Corporation and PSB Holdings, Inc., dated May 19, 2026
99.2	Investor Presentation dated May 19, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK FIRST CORPORATION

Date: May 19, 2026	By:	/s/ Kevin LeMahieu
Kevin LeMahieu
Chief Financial Officer